UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __N/A____)*

M I Acquisitions Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55304A104

(CUSIP Number)

September 14, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304A104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Absolute Return Strategies LP1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%[2]
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 55304A104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Fund Management, LLC[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 55304A104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Hybrid GP, LLC[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 55304A104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Glass[1]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 600,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.

(a)	Name of Issuer M I Acquisitions Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices c/o Magna Management LLC 40 Wall Street, 58th Floor New York, NY 10005

Item 2.

(a)	Name of Person Filing:[1] Boothbay Absolute Return Strategies LP Boothbay Fund Management, LLC Boothbay Hybrid GP, LLC Ari Glass

(b)	Address of the Principal Office or, if none, residence 810 7th Avenue, Suite 615 New York, NY 10019-5818

(c)	Citizenship Boothbay Absolute Return Strategies LP – Delaware Boothbay Fund Management, LLC – Delaware Boothbay Hybrid GP, LLC – Delaware Ari Glass – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 55304A104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

(a)	Boothbay Absolute Return Strategies LP – 600,000 Boothbay Fund Management, LLC – 600,000 Boothbay Hybrid GP, LLC – 600,000 Ari Glass – 600,000

Percent of class: [2]
(b)	Boothbay Absolute Return Strategies LP – 9.0% Boothbay Fund Management, LLC – 9.0% Boothbay Hybrid GP, LLC – 9.0% Ari Glass – 9.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Boothbay Absolute Return Strategies LP – 0 Boothbay Fund Management, LLC – 0 Boothbay Hybrid GP, LLC – 0 Ari Glass – 0

(ii)	Shared power to vote or to direct the vote Boothbay Absolute Return Strategies LP – 600,000 Boothbay Fund Management, LLC – 600,000 Boothbay Hybrid GP, LLC – 600,000 Ari Glass – 600,000

(iii)	Sole power to dispose or to direct the disposition of Boothbay Absolute Return Strategies LP – 0 Boothbay Fund Management, LLC – 0 Boothbay Hybrid GP, LLC – 0 Ari Glass – 0

(iv)	Shared power to dispose or to direct the disposition of Boothbay Absolute Return Strategies LP – 600,000 Boothbay Fund Management, LLC – 600,000 Boothbay Hybrid GP, LLC – 0 Ari Glass – 600,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1The shares of common stock (the “Shares”) of M I Acquisitions, Inc., a Delaware corporation (the “Issuer”), reported herein are beneficially owned by virtue of their inclusion in units (the “Units”) issued by the Issuer. Each Unit consists of one share of the Issuer’s common stock and one warrant. Each warrant entitles the holder thereof to purchase one share of the Issuer’s common stock at a price of $11.50 per share, subject to adjustment as described in the Issuer’s prospectus filed with the SEC on September 15, 2016 (the “Prospectus”). The warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the offering made pursuant to the Prospectus, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described in the Prospectus.

The Units, and therefore the Shares reported herein, are held by Boothbay Absolute Return Strategies LP, a Delaware limited partnership. Boothbay Fund Management, LLC, a Delaware limited liability company, acts as investment manager of Boothbay Absolute Return Strategies LP. Boothbay Hybrid GP, LLC, a Delaware limited liability company, acts as General Partner to Boothbay Absolute Return Strategies LP. Ari Glass (“Glass”) is Managing Member of Boothbay Fund Management, LLC and Boothbay Hybrid GP, LLC. By virtue of these relationships, Boothbay Fund Management, LLC, Boothbay Hybrid GP, LLC and Glass may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by Boothbay Absolute Return Strategies LP.

This report shall not be deemed an admission that Boothbay Absolute Return Strategies LP, Boothbay Fund Management, LLC, Boothbay Hybrid GP, LLC or Glass is the beneficial owner of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The Reporting Persons herein disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

2 The beneficial ownership computations are based on 6,652,500 shares of common stock issued and outstanding as of September 13, 2016, as reported in the Prospectus of the Issuer, which was filed with the SEC on September 15, 2016.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC, its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Hybrid GP, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Shares of M I Acquisitions Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: September 23, 2016

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC, its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Hybrid GP, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually